Mail Stop 4561

October 29, 2007

<u>**Via Facsimile at (908) 212-1757**</u>
James Booth
Chief Executive Officer and President
SoftNet Technology Corp.
485 Route 1 South, Building C, Suite 350A
Iselin, NJ 08830

        Re: SoftNet Technology Corp.
                Amendment No. 1 to Preliminary Information Statement
                On Schedule 14C
                Filed October 11, 2007
                File No. 0-07693

Dear Mr. Booth:

We have reviewed your letter dated October 25, 2007 and have the following comment.

<u>General</u>

1.   With respect to comment 2 of our letter dated October 17, 2007, we do not agree with your conclusion that the manner in which you sought the consent of the necessary percentage of outstanding shares to approve the actions described in the Preliminary Schedule 14C qualifies as an exempt solicitation under Exchange Act Rule 14a-2(b)(2). As requested in our prior comment, please explain the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l) or provide an analysis of whether and how such activities qualify for one of the exemptions to the definition of solicitation set forth in Exchange Act Rule 14a-2.

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      As appropriate, please amend your filing and respond to these comments within 10 business days. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.

Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Matt Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director